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                       [CORILLIAN CORPORATION LETTERHEAD]



July 7, 2005

VIA FACSIMILE AND EDGAR

Daniel Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549
Facsimile:  (202) 772-2000

      RE: CORILLIAN CORPORATION- ACCELERATION REQUEST FOR AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-4, COMMISSION FILE NO. 333-124848

Dear Mr. Lee:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Corillian Corporation (the "Company") hereby requests that the effective date of the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 5:00 p.m., Eastern Standard Time, on Thursday, July 7, 2005, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Roy Tucker, Chris Hall or Gwyn McAlpine, counsel for the Company, to make such request on its behalf.

      The Company acknowledges that:

      - should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
July 7, 2005
Page 2




                                  Very truly yours,

                                  /s/ PAUL K. WILDE

                                  Paul K. Wilde
                                  Chief Financial Officer
                                  Corillian Corporation

cc:   Perkins Coie LLP